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                             October 5, 2021

       Brent de Jong
       Chief Executive Officer
       Agrico Acquisition Corp.
       Boundary Hall, Cricket Square
       Grand Cayman, KY1-1102, Cayman Islands

                                                        Re: Agrico Acquisition
Corp.
                                                            Form 8-K
                                                            Filed July 21, 2021
                                                            File No. 001-40586

       Dear Mr. de Jong:

               We have reviewed your September 17, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 12, 2021 letter.

       Form 8-K Filed July 21, 2021

       Exhibit 99.1
       Notes to the Financial Statement
       Note 4 - Private Placement Warrants, page F-6

   1. You appear to be stating in your response that the terms of the Private Warrants as disclosed in Form S-1
are not accurate. Please tell us how you plan to correct these disclosures.
 Brent de Jong
Agrico Acquisition Corp.
October 5, 2021
Page 2



       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 with any questions.



FirstName LastNameBrent de Jong                         Sincerely,
Comapany NameAgrico Acquisition Corp.
                                                        Division of Corporation
Finance
October 5, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName